UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 3, 2016

BAY BANKS OF VIRGINIA, INC.

(Exact Name of Registrant as Specified in Charter)

Virginia	0-22955	54-1838100
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 S. Main Street, Kilmarnock, Virginia 22482

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (804) 435-1171

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On November 3, 2016, Bay Banks of Virginia, Inc. (“Bay Banks”) and Virginia BanCorp Inc. (“Virginia BanCorp”) issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of November 2, 2016, pursuant to which Bay Banks and Virginia BanCorp will merge, subject to the terms and conditions set forth therein. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. In addition, Bay Banks and Virginia BanCorp may provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the slides that may be made available in connection with the presentations is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Caution Regarding Forward-Looking Statements

This information presented herein contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the proposed merger between Bay Banks and Virginia BanCorp, (ii) Bay Banks’s and Virginia BanCorp’s plans, obligations, expectations and intentions and (iii) other statements presented herein that are not historical facts. Words such as “anticipates,” “believes,” “intends,” “should,” “expects,” “will,” and variations of similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs of the respective managements of Bay Banks and Virginia BanCorp as to the expected outcome of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in Bay Banks’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2015. Bay Banks and Virginia BanCorp assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this report.

Additional Information about the Merger and Where to Find It

This information presented herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Bay Banks will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of Bay Banks common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Bay Banks and Virginia BanCorp and a prospectus of Bay Banks. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Bay Banks may also obtain free copies of these documents by directing a request by telephone or mail to Bay Banks of Virginia, Inc., P.O. Box 1869, 100 South Main Street, Kilmarnock, Virginia 22482; 800-435-1140; or by accessing these documents at Bay Banks’s website: www.baybanks.com. Security holders of Virginia BanCorp may also obtain free copies of these documents by directing a request by telephone or mail to Virginia BanCorp Inc., P.O. Box 1777, 1965 Wakefield Street, Petersburg, Virginia 23805; 800-297-4040; or by accessing these documents at Virginia BanCorp’s website: www.vacommbank.com. The information on Bay Banks’ and Virginia BanCorp’s websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings made with the SEC.

Bay Banks, Virginia BanCorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Bay Banks and Virginia BanCorp in connection with the merger. Information about the directors and executive officers of Bay Banks and their ownership of Bay Banks common stock is set forth in the definitive proxy statement for Bay Banks’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 8, 2016. Information about the directors and executive officers of Virginia BanCorp and their ownership of Virginia BanCorp common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint press release of Bay Banks of Virginia, Inc. and Virginia BanCorp Inc., dated November 3, 2016.

99.2	Investor Presentation, dated November 3, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BAY BANKS OF VIRGINIA, INC.

By:	/s/ Deborah M. Evans
Deborah M. Evans
Chief Financial Officer

Date: November 3, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint press release of Bay Banks of Virginia, Inc. and Virginia BanCorp Inc., dated November 3, 2016.

99.2	Investor Presentation, dated November 3, 2016